Exhibit 99.1

Itaú CorpBanca again selected as an index component of the
 Dow Jones Sustainability Index Chile 2017
Santiago, Chile, September 13, 2017. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announces that it has once more been selected as an index component of the Dow Jones Sustainability Indices -DJSI Chile-, being one of the 26 companies of the new portfolio that compound the DJSI Chile 2017.
DJSI is made up of companies of recognized corporate sustainability meaning that they are companies able to create long-term value for their shareholders, maximize business opportunities and also manage the business risks related to economic, environmental, social and cultural factors. In other words, the index focuses principally on the quality of the management of the company which should make transparency, corporate governance and sustainability principal characteristics of their approach to business.
The index is reviewed annually based on a questionnaire sent to the companies and on publicly available information. The survey for the DJSI Chile covered the 80 companies that comprise the IGPA Index in Chile. Only the 26 best classified companies were selected to make up the index, representing 13 business sectors, among which 22 companies comprise the IPSA Index in Chile. Selection is based on the analysis of more than 20 items with respect to company economic, social and environmental performance.
Participation in the DJSI Chile reflects the long-term commitment of Itaú CorpBanca to the ethical conduct of the business, transparency, legal compliance, corporate governance and value creation shared with employees, clients, shareholders and society. We believe that this commitment is a critical factor in maintaining our engagement with sustainable performance over the next few years.

About Itaú CorpBanca
ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 35.71% owned by Itaú Unibanco, 31.00% owned by CorpGroup and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders' agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.
The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú Corpbanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Madrid. Focused on large and medium companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco Corpbanca Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.
As of July 31, 2017, according to the Chilean Superintendency of Banks, Itaú Corpbanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 11.0% market share.
As of July 31, 2017, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the sixth largest bank in Colombia in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 5.3%.

Investor Relations – Itaú Corpbanca
+56 (2) 2660-1701 / IR@corpbanca.cl